UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                                  MOOVIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   616347 10 0
                                 (CUSIP Number)


      Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                   Atlanta, Georgia 30309-3450; (404) 873-8706
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                         October 28 - December 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 616347 10 0                                                Page 2 of 6



                                  SCHEDULE 13D

================================================================================
1 Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Michael A. Yeargin
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2    Check the Appropriate Box if a Member of a Group                     (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC Use Only


     ---------------------------------------------------------------------------
4.   Source of Funds PF
     ---------------------------------------------------------------------------
5    Check Box if  Disclosure  of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(E)                                                     |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                          South Carolina
--------------------------------------------------------------------------------
     7    Sole Voting Power
                                                 5,000*
--------------------------------------------------------------------------------
     8    Shared Voting Power
                                                551,454
--------------------------------------------------------------------------------
     9    Sole Dispositive Power
                                                 5,000*
--------------------------------------------------------------------------------
     10    Shared Dispositive Power             551,454
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                556,454*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                 4.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person
                                IN
================================================================================
                SEE INSTRUCTIONS BEFORE FILLING OUT

*Includes 5,000 shares subject to currently exercisable options.


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CUSIP NO. 616347 10 0                                                Page 3 of 6


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.001 par value, of Moovies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at:

201 Brookfield Parkway, Suite 200
Greenville, SC 29607

Item 2.  Identity and Background.

     1.   (a)  Michael A. Yeargin.

          (b)  201 Brookfield Parkway, Suite 200, Greenville, SC 29607.

          (c) Director, Moovies, Inc., 201 Brookfield Parkway, Suite 200, Greenville, SC 29607.

          (d)  None.

          (e)  None.

          (f)  United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Yeargin received the securities which are the subject of this report pursuant to the merger ("1995 Merger") of Tonight's Feature Limited Partnership II, a South Carolina limited partnership ("Tonight's Feature"), and Tonight's Feature, Inc., a South Carolina corporation and the general partner of Tonight's Feature, into Moovies, Inc. on August 9, 1995, in exchange for his 50% equity ownership of Tonight's Feature, Inc. Tonight's Feature, Inc. beneficially owned 90.1% of the partnership interests of Tonight's Feature. The 1995 Merger was effected in conjunction with Moovies, Inc.'s initial public offering of common stock and its acquisition of several video specialty store chains.

         On December 13, 1995 and March 29, 1996, the reporting person made gifts of 2,000 shares and 1,500 shares, respectively, to a personal friend.

         From October 28 through December 31, 1997 an aggregate of 86,195 Shares were sold by the pledgee of such Shares after foreclosure in connection with a margin call ("Margin Call").



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CUSIP NO. 616347 10 0                                                Page 4 of 6


Item 4.  Purpose of Transaction.

         See Item 3 above. The purpose of the 1995 Merger in August 1995 was to provide Tonight's Feature, a limited partnership, with a corporate entity to conduct an initial public offering of its common stock and to consummate the acquisitions of several video specialty store chains. The dispositions of stock in December 1995 and March 1996 were gifts. The Margin Calls were effected by a pledgee to satisfy a pre-existing debt without any specific intent or purpose on the part of the Reporting Person.

         The Company has entered into an Agreement and Plan of Merger by and among Video Update, Inc. ("Video Update"), VUI Merger Corp. ("Sub") and the Company dated as of July 9, 1997, as amended by Amendment to Agreement and Plan of Merger dated as of October 27, 1997 ("Merger Agreement"). The Merger Agreement is included as Exhibit B hereto. Pursuant to the Merger Agreement, the Company will merge ("Video Update Merger") with and into Sub, a wholly-owned subsidiary of Video Update, and each share of Common Stock will be converted into the right to receive 75 shares of Class A Common Stock of Video Update (Nasdaq/NMS Symbol: VUI). Sub will be surviving corporation and the Common Stock of the Company will be delisted from Nasdaq. The Video Update Merger is subject to approval of the stockholders of Video Update and the Company, and several other contingencies, as described in the Merger Agreement. The Reporting Person has agreed to vote his shares of Common Stock in favor of the Merger. See Item
6. Except as contemplated pursuant to the 1995 Merger and the Video Update Merger, the reporting person has no plans or proposals which relate to or would result in any of the occurrences listed in the instructions to Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a)  and (b) See Items 7, 8, 9, 10, 11 and 13 of cover pages.

          (c) See Item 3. The Margin Call sales were effected by Prudential Securities Incorporated ("PSI") as pledgee through the Nasdaq Stock Market at prices ranging from $1.00 to $2.00 per share.

          (d) PSI has the right to receive proceeds from the sale of the securities.

          (e) This Amendment is filed to report that the Reporting Person ceased to be a beneficial owner of more than 5% of the outstanding Common Stock on November 13, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

         The Reporting Person and the other directors and the executive officers of the Company, and the directors and certain officers of Video Update, Inc. ("Video Update"), have entering into


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CUSIP NO. 616347 10 0                                                Page 5 of 6


the Amended and Restated Voting Agreement (the "Voting Agreement") dated October 27, 1997. Pursuant to the Voting Agreement, the Reporting Person and the other directors and the executive officers of the Company have agreed to vote their respective shares of Common Stock in favor of the Video Update Merger. See Item 4 and Exhibit D hereto.

Item 7.  Material to be Filed as Exhibits.

          (a) Exhibit A - Agreement and Plan of Merger dated June 15, 1995 (Incorporated by reference to Exhibit 2.1 to Moovies, Inc.'s Registration Statement on Form S-1 (File No. 33-93562) filed with the Securities and Exchange Commission on June 16, 1995, as amended).

          (b)  Exhibit B -  Agreement  and Plan of  Merger  by and  among  Video
               Update, Sub and the Company, dated as of July 9, 1997, (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on July 10, 1997 (File No. 0-26526)).

          (c) Exhibit C - Amendment to Agreement and Plan of Merger by and among Video Update, Sub and the Company, dated as of October 27, 1997 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on November 4, 1997 (File No. 0-26526)).

          (d) Exhibit D - Amended and Restated Voting Agreement dated October 27, 1997 (incorporated by reference to Exhibit 10 to Video Update's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997 (File No. 0-24347)).


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CUSIP NO. 616347 10 0                                                Page 6 of 6

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____________________________________
     /s/ Michael A. Yeargin
     Michael A. Yeargin


501958.1